                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549
                             -----------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                              PETROLITE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  CAPITAL STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   716723 10 1
                                 --------------
                                 (CUSIP Number)

                             Boatmen's Trust Company
                                 100 N. Broadway
                           St. Louis, Missouri  63102
                       Attention:  V. Raymond Stranghoener
                                 (314) 466-3345
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 1994
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the follow box. [X]

    Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                            (Page 1 of 50 Pages)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 2 of 50 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Boatmen's Bancshares, Inc. 43-0672260

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ]  (See Items 3, 4 and 5 below)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS    00 (See Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]     [N/A]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri Corporation

NUMBER OF SHARES     7.  SOLE VOTING POWER    809,130  shares

BENEFICIALLY         8.  SHARED VOTING POWER  5,480,778 shares
                         (See Item 5 below)
OWNED BY EACH
                     9.  SOLE DISPOSITIVE POWER  696,874 shares
REPORTING
                     10. SHARED DISPOSITIVE POWER  5,561,648 shares
PERSON WITH              (See Item 5 below)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,355,408 shares (See item 5 below)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  [ ]     [N/A]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.3%

14.      TYPE OF REPORTING PERSON
         HC

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 3 of 50 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Boatmen's Trust Company    43-0497480

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ] (See Items 3, 4 and 5 below)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS     00 (See Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ]     [N/A]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri Corporation

NUMBER OF SHARES     7.  SOLE VOTING POWER  809,130 shares

BENEFICIALLY         8.  SHARED VOTING POWER  5,480,778 shares
                         (See Item 5 below)
OWNED BY EACH
                     9.  SOLE DISPOSITIVE POWER  696,874 shares
REPORTING
                     10. SHARED DISPOSITIVE POWER  5,561,648 shares
PERSON WITH              (See Item 5 below)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,355,408 shares (See Item 5 below)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES     [ ]     [N/A]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.3%

14.      TYPE OF REPORTING PERSON
         BK

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 4 of 50 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wm. S. Barnickel & Company   43-6029518

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ]  (See Items 3, 4 and 5 below)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS    00 (See Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]     [N/A]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri Corporation

NUMBER OF SHARES     7.  SOLE VOTING POWER    -0-

BENEFICIALLY         8.  SHARED VOTING POWER  5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH
                     9.  SOLE DISPOSITIVE POWER     -0-
REPORTING
                     10. SHARED DISPOSITIVE POWER  5,337,360 shares
PERSON WITH              (See Item 5 below)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,355,408 shares (See item 5 below)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  [ ]         [N/A]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.3%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 5 of 50 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The William S. Barnickel Testamentary Trust  43-6029868

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ]  (See Items 3, 4 and 5 below)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS    00 (See Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [ ]      [N/A]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri Trust

NUMBER OF SHARES     7.  SOLE VOTING POWER    -0-

BENEFICIALLY         8.  SHARED VOTING POWER  5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH
                     9.  SOLE DISPOSITIVE POWER     -0-
REPORTING
                     10. SHARED DISPOSITIVE POWER   5,337,360 shares
PERSON WITH              (See Item 5 below)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,355,408 shares (See item 5 below)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  [ ]         [N/A]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.3%

14.      TYPE OF REPORTING PERSON
         OO

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 6 of 50 Pages

Item 1.  Security and Issuer.

         This statement relates to the shares of capital stock, without par value (the "Capital Stock"), of Petrolite Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 369 Marshall Avenue, St. Louis, Missouri 63119.

Item 2.  Identity and Background.

         This statement is filed on behalf of Boatmen's Bancshares, Inc., a Missouri corporation ("BBI"); its subsidiary, Boatmen's Trust Company, a Missouri corporation ("BTC"); Wm. S. Barnickel Company, a Missouri corporation ("Barnickel Company"); and The William S. Barnickel Testamentary Trust, a Missouri trust (the "Trust"). BBI, BTC, Barnickel Company and the Trust are hereinafter referred to as the "Reporting Persons."

         BBI is a registered bank holding company with its principal executive office at One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101. BBI directly owns substantially all of the capital stock of numerous subsidiary banks, a trust company, a mortgage banking company, a credit life insurance company and an insurance agency. The business of BBI consists primarily of the ownership, supervision and control of its subsidiaries.

         BTC is a subsidiary of BBI with its principal executive office at 100 North Broadway, St. Louis, MO 63102. BTC and its affiliated banks' trust departments with offices in eight states offer investment and trust services to a broad range of individuals and institutional clients.

         Barnickel Company is a Missouri corporation operating as a private investment company with its office and business address at P.O. Box 190189, St. Louis, MO 63119. The Trust is a Missouri testamentary trust with its business address c/o Boatmen's Trust Company, 100 N. Broadway, St. Louis MO 63101. The co-trustees of the Trust are BTC and Michael V. Janes.

         Attached hereto as Schedules I and II is the information required by Items 2(a) - (c) and 2(f) with respect to (i) each executive officer and director of BBI and (ii) each executive officer and director of BTC. To the best of the knowledge of BBI and BTC, no other corporation or other person is ultimately in control of BBI or BTC.

         Attached hereto as Schedule III is the information required by Items 2(a) - (c) and 2(f) with respect to each executive officer and director of Barnickel Company and Michael V. Janes, the co-trustee of the Trust. To the best of the knowledge of Barnickel Company, no other corporation or person is ultimately in control of Barnickel Company other than the Trust. To the best of the knowledge of the Trust, no other corporation or person is ultimately in control of the Trust other than its trustees, BTC and Michael V. Janes.

         Neither BBI or BTC, nor to the best of their knowledge any person listed on Schedule I or II hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 7 of 50 Pages

federal or state securities laws or finding any violations with respect to such laws.

         Neither Barnickel Company nor the Trust, nor to the best of their knowledge any person listed on Schedule III hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         This statement is being filed while the Reporting Persons are in the process of verifying information required herein from the directors and executive officers of BBI, BTC and Barnickel Company. If the Reporting Persons obtain information that would cause a change in the information contained in this statement on Schedule 13D, an amendment to this statement will be filed which will set forth such change in information.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Trust was formed in the 1920s pursuant to the Last Will and Testament of William S. Barnickel dated August 1, 1921 (the "Will"). At the time of the Will, Barnickel Company was organized in the form of a partnership, which was incorporated as Barnickel Company in 1922. The assets of the Trust consist of 90% of the shares of common stock of Barnickel Company. BTC's predecessor trustee, The Boatmen's National Bank of St. Louis, has served as co-trustee of the Trust since 1961, and was succeeded by BTC in 1989. BTC also serves as co-trustee of two other trusts which collectively own the remaining 10% of the shares of common stock of Barnickel Company. The assets of Barnickel Company include 5,337,360 shares of Capital Stock (or 47.3%) of the Company.

         BTC holds a total of 952,548 other shares of Capital Stock of the Company in a number of capacities. These shares were acquired with cash, at then prevailing prices in open market transactions, or as a result of contributions to trusts or the acceptance of various fiduciary and agency appointments; these shares have been acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect.

         To the best of the knowledge of BBI and BTC, any shares of Capital Stock acquired by any of their respective directors or executive officers have been acquired with personal funds for investment purposes only.

         To the best of the knowledge of Barnickel Company and the Trust, no directors or executive officers beneficially own any shares of Capital Stock other than Michael V. Janes, Genevieve J. Brown, and John C. Sexton. To the best of the knowledge of Barnickel Company and the Trust, Michael V. Janes acquired beneficial ownership of (i) 5,337,360 shares as a trustee of the Trust; (ii) 62,000 shares by purchase with personal funds in the approximate amount of $108,975.95; (iii) 60,800 shares as trustee of three trusts; and (iv) 3,500 shares by purchase with personal funds. All purchases were market

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 8 of 50 Pages

transactions. To the best of the knowledge of Barnickel Company and the Trust, Genevieve J. Brown acquired beneficial ownership of (i) 6,200 shares as co-trustee of a revocable trust, which were acquired by purchase by her with personal funds in open market transactions; (ii) 32,290 shares as co-trustee of a trust established by her late husband; and (iii) 11,946 shares in an individual retirement account acquired by inheritance from her late husband.
To the best of the knowledge of Barnickel Company and the Trust, John C. Sexton acquired beneficial ownership of 100 shares with personal funds in the approximate amount of $2400.

Item 4.  Purpose of Transaction.

         BTC's predecessor corporate trustee, The Boatmen's National Bank of St. Louis, was appointed co-trustee of the Trust in 1961. From that date until February 14, 1994, BTC or its predecessor has held the shares of Capital Stock beneficially owned by the Trust in the ordinary course of business. The co-trustees of the Trust are currently BTC and Michael V. Janes.

         The death of Genevieve Barnickel Janes, one of the co-trustees of the Trust and the income beneficiary of the Trust, on August 27, 1993 resulted in the termination of the Trust pursuant to its terms. The trustees are analyzing how to effectuate the termination and under what circumstances the Trust should distribute the assets of the Trust, consisting principally of shares of common stock of Barnickel Company, to the beneficiaries of the Trust in view of the objectives of maximizing liquidity, minimizing taxes and providing for impartial treatment of the beneficiaries, to the extent practicable. On February 14, 1994 and at the recommendation of BTC and Michael V. Janes, as co-trustees of the Trust, the board of directors of Barnickel Company authorized Barnickel Company to execute a letter agreement with Morgan Stanley & Co. Incorporated for the purpose of exploring possible transactions involving Barnickel Company, including a potential sale, merger or reorganization. A copy of the letter agreement has been filed herewith as Exhibit 4, and is incorporated herein by reference.

         None of the Reporting Persons has formulated any specific plan or proposal with respect to the shares of capital stock of Barnickel Company or the Company and there can be no assurance that any such plan or proposal will be developed or as to the terms or the timing of any such plan or proposal.
Any such plan or proposal that may be formulated could involve simply distributing the stock of Barnickel Company to the beneficiaries of the Trust, seeking representation on the Board of Directors of the Company, proposing a business combination with the Company or a third party, or a sale or other disposition of any such shares to a third party or in an equity offering, among other possible transactions, any of which could have the effect of changing or influencing the control of the Company.

         BTC holds a total of 952,548 other shares of Capital Stock of the Company, as described in Item 3 above. These shares have been acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect. In its capacity as trustee of certain employee benefit plans of the Company, BTC anticipates that it will continue to purchase or sell shares of Capital Stock of the Company in the open market or otherwise or distribute shares to plan participants. Similarly, in its fiduciary capacity as trustee of individual

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 9 of 50 Pages

and other trusts, it anticipates that it may become the beneficial owner of other shares of Capital Stock of the Company, and may purchase or sell other shares of Capital Stock of the Company in the open market or otherwise or distribute shares to plan participants or beneficiaries.

         Other than as indicated above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any change in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

         To the best of the knowledge of BBI and BTC, any shares beneficially owned by any of the directors or executive officers of BBI or BTC were acquired for investment purposes only.

         To the best of the knowledge of Barnickel Company and the Trust, the other shares of Capital Stock beneficially owned by John C. Sexton were acquired for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC beneficially own any shares of Capital Stock of the Company except as set forth in Schedule IV. To the best of the knowledge of Barnickel Company and the Trust, none of the directors or executive officers of Barnickel Company (other than Michael V. Janes, as discussed below) beneficially own any shares of Capital Stock of the Company except as set forth in Schedule V.

         Set forth below is certain information concerning the interests of BBI and BTC, and, to the best of the knowledge of the Reporting Persons of any persons who, together with the Reporting Persons, may constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, in securities of the Company:

         (a) The Reporting Persons may be deemed collectively to beneficially own 6,355,408 shares of Capital Stock, or 56.3% based on the number shares outstanding on January 7, 1994, by reason of their group status. Independently of the group, BBI and BTC may be deemed to beneficially own 6,289,908 shares of

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 10 of 50 Pages

Capital Stock of the Company, or 55.7% based on the number of shares outstanding as of January 7, 1994.

         A total of 5,337,360 shares of Capital Stock of the Company, or 47.3% based on the number of shares outstanding as of January 7, 1994, are beneficially owned by Barnickel Company and the Trust, in their independent capacities apart from the group. Such shares may also be deemed to be beneficially owned by the Trust and by BTC and Michael V. Janes, as co-trustees of the Trust.

         A total of 5,463,660 shares of Capital Stock of the Company, or 48.4% based on the number of shares outstanding as of January 7, 1994, are beneficially owned by Michael V. Janes, including the shares beneficially owned by Barnickel Company and the Trust, in his independent capacity, apart from the group.

         Each of the Reporting Persons disclaims group status and beneficial ownership with respect to the shares of Capital Stock, other than the 5,337,360 shares owned by Barnickel Company, beneficially owned by the other members of the group.

         (b) BBI and BTC have sole voting power over 809,130 shares; shared voting power over 5,480,778 shares; sole dispositive power over 696,874 shares; and shared dispositive power over 5,561,648 shares.

         Barnickel Company may be deemed to have shared voting and dispositive power over 5,337,360 shares of Capital Stock of the Company; the Trust may be deemed to have shared voting and dispositive power over such 5,337,360 shares; BBI, BTC and Michael V. Janes, as co-trustees of the Trust, may be deemed to have shared voting and dispositive power over such shares.

         Michael V. Janes may be deemed to have sole voting and dispositive power over 62,000 shares and shared voting and dispositive power over 5,401,660 shares (including the shares owned by Barnickel Company).

         (c) All transactions in the Capital Stock of the Company that were effected during the past 60 days by the Reporting Persons are set forth on
Schedule VI hereto and are incorporated herein by reference. To the best of the knowledge of the Reporting Persons, none of the persons listed on Schedules I, II or III has effected any transactions in the Capital Stock of the Company during the past 60 days.

         (d) Rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Capital Stock of the Company are held by other persons with respect to all shares held by the Reporting Persons. No person is known by the Reporting Persons to have an interest relating to more than five percent of the outstanding shares of Capital Stock of the Company, based on the number of shares outstanding as of January 7, 1994, except as follows: Barnickel Company, the Trust and the following beneficiaries of the Trust: Michael V. Janes, William B. Janes, John V. Janes and Genevieve J. Brown.

         (e)  Not applicable.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 11 of 50 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         BTC is one of two co-trustees of the Trust, which is governed by the Will, a copy of which has been filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. It is believed by BBI and BTC that, under applicable law, matters relating to the voting or disposition of securities held by the Trust generally require the approval of both of the trustees.

         The Trust is the beneficial owner of 90% of the common stock of Barnickel Company. The Restated Articles of Incorporation and By-Laws of Barnickel Company have been filed as Exhibits 2 and 3, respectively, to this
Schedule 13D, and are incorporated hereby by reference.

         As noted in Item 4 above, on February 14, 1994 and at the recommendation of BTC and Michael V. Janes, as co-trustees of the Trust, the board of directors of Barnickel Company authorized Barnickel Company to execute a letter agreement with Morgan Stanley & Co. Incorporated for the purpose of exploring possible transactions involving Barnickel Company, including a potential sale, merger or reorganization. A copy of the letter agreement has been filed herewith as Exhibit 4, and is incorporated herein by reference.

         Other shares of Capital Stock held by BTC are voted, held or disposed of pursuant to the terms of other trust and agency agreements. Currently, approximately 500,000 shares are held by BTC as trustee of an employee benefit plan of the Company; BTC has sole voting and dispositive power with respect to these shares, until termination of employment by participant.

         To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC are parties to any contracts, arrangement, understandings or relationships (legal or otherwise) between such persons and any person with respect to any securities of the Company, except as follows:
(i) Andrew B. Craig, III, Chairman of the Board, President and Chief Executive Officer of BBI, is a director of the Company; (ii) Michael V. Janes, co-trustee of the Trust, is a director and officer of Wm. S. Barnickel & Company and a director of the Company; additionally, he shares voting and dispostive power over 60,800 shares as co-trustee with BTC of certain family trusts; (iii) William E. Maritz, a Director of BBI, is also a director of the Company; and
(iv) V. Raymond Stranghoener, an officer of BTC, is a director of Wm. S. Barnickel & Company.

         To the best of the knowledge of Barnickel Company and the Trust, none of the directors or executive officers (other than Michael V. Janes, as described above) is a party to any contracts, arrangement, understandings or relationships (legal or otherwise) between any person with respect to any securities of the Company, except as follows: (i) Genevieve J. Brown shares voting and dispostive power over 38,490 of her shares as co-trustee with BTC of certain family trusts; (ii) V. Raymond Stranghoener, an officer of BTC, is a director of Wm. S. Barnickel & Company; (iii) John C. Sexton shares voting and dispostive power over his shares with his spouse; and (vi) BTC shares voting and dispositive power over 60,800 shares with Michael V. Janes as co-trustees of certain family trusts.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 12 of 50 Pages

Item 7.  Material to be Filed as Exhibits.

         See Index of Exhibits on Page 15.

         The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 13 of 50 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                  BOATMEN'S BANCSHARES, INC.

                                                February 24, 1994
                                  ---------------------------------------------
                                                       Date

                                  /S/ JOHN PETERS MACCARTHY
                                  ---------------------------------------------
                                                     Signature

                                      John Peters MacCarthy, Vice Chairman
                                  ---------------------------------------------
                                                   (Name/Title)


                                  BOATMEN'S TRUST COMPANY

                                                 February 24, 1994
                                  ---------------------------------------------
                                                       Date

                                  /S/ JOHN PETERS MACCARTHY
                                  ---------------------------------------------
                                                     Signature

                                  John Peters MacCarthy, Chairman of the Board
                                           and Chief Executive Officer
                                  ---------------------------------------------
                                                   (Name/Title)


                                  WILLIAM S. BARNICKEL TESTAMENTARY TRUST
                                  BY: BOATMEN'S TRUST COMPANY, CO-TRUSTEE

                                                  February 24, 1994
                                  ---------------------------------------------
                                                         Date

                                  /S/ JOHN PETERS MACCARTHY
                                  ---------------------------------------------
                                                      Signature

                                  John Peters MacCarthy, Chairman of the Board
                                              and Chief Executive Officer
                                  ---------------------------------------------
                                                     (Name/Title)

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 14 of 50 Pages

                                  WM. S. BARNICKEL COMPANY

                                                February 24, 1994
                                  ---------------------------------------------
                                                       Date

                                  /S/ MICHAEL V. JANES
                                  ---------------------------------------------
                                                     Signature

                                           Michael V. Janes, President
                                  ---------------------------------------------
                                                    (Name/Title)

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 15 of 50 Pages

                               INDEX OF SCHEDULES

Schedule I       Directors and Executive Officers of BBI

Schedule II      Directors and Executive Officers of BTC

Schedule III     Directors and Executive Officers of
                 Barnickel Company

Schedule IV      Interest in Securities of the Company of
                 Directors and Executive Officers of BBI and BTC

Schedule V       Interest in Securities of the Company of
                 Directors and Executive Officers of
                 Barnickel Company

Schedule VI      Transactions During the Past Sixty Days


                                INDEX OF EXHIBITS

                                                                           PAGE

Exhibit 1        Last Will and Testament of William S. Barnickel
                 dated August 1, 1921                                       25

Exhibit 2        Restated Articles of Incorporation of Wm. S.
                 Barnickel & Company                                        28

Exhibit 3        By-Laws of Wm. S. Barnickel & Company                      32

Exhibit 4        Engagement Letter and Confidentiality Agreement
                 between Morgan Stanley & Co. Incorporated and
                 Wm. S. Barnickel & Company                                 44

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 16 of 50 Pages

                                   SCHEDULE I

                     Directors and Executive Officers of BBI

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI), and citizenship of each of the directors and executive officers of BBI:

         Andrew B. Craig, III, Chairman of the Board, President and Chief Executive Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Samuel B. Hayes, III, Vice Chairman and Director of BBI; Chairman of the Board, President and Chief Executive Officer, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         John Peters MacCarthy, Vice Chairman and Director of BBI; Chairman of the Board and Chief Executive Office of BTC; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Richard L. Battram, Director of BBI; Vice Chairman of the Board of The May Department Stores Company, a retailer; 611 Olive Street, St. Louis, MO 63101; U.S.A.

         B. A. Bridgewater, Jr., Director of BBI; Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         William E. Cornelius, Director of BBI; Chairman of the Board and Chief Executive Officer of Union Electric Company, an electric utility; 1901 Chouteau, St. Louis MO 63103; U.S.A.

         Ilus W. Davis, Director of BBI; Attorney with Armstrong, Teasdale, Schlafly & Davis, 1700 City Centre Square, 1100 Main Street, Kansas City, MO 64105; U.S.A.

         Michael G. Fitt, Director of BBI; Retired Chairman of the Board and Chief Executive Officer of Employers Reinsurance Corporation, a management company for a group of insurance companies; 10394 Lake Circle, Olathe, Kansas 66061; U.S.A.

         John E. Hayes, Jr., Director of BBI; Chairman of the Board, President and Chief Executive Officer, Western Resources, Inc., an electric and gas utility, 518 Kansas Ave., Topeka KS 66612; U.S.A.

         Ike Kalangis, Director of BBI; Chairman of the Board, President and Chief Executive Officer, Boatmen's Sunwest, Inc., a subsidiary of the Company, 303 Roma, N.W., Albequerque, N.M. 87102; U.S.A.

         Lee M. Liberman, Director of BBI; Chairman of the Board, Laclede Gas Company, a gas utility; 720 Olive Street, 15th Floor, St. Louis MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 17 of 50 Pages

         William E. Maritz, Director of BBI; Chairman of the Board and Chief Executive Officer, Maritz Inc., a performance improvement, travel, communications, business meeting, training and market research company; 1735 N. Highway Drive, St. Louis MO 63026; U.S.A.

         Andrew E. Newman, Director of BBI; Chairman of the Board, Edison Brothers Stores, Inc., a retail specialty chain stores company; 501 N. Broadway, St. Louis MO 63102; U.S.A.

         Jerry E. Ritter, Director of BBI; Executive Vice President, Chief Financial Officer and Administrative Officer, Anheuser-Busch Companies, Inc., a beer brewery, food products and family entertainment company; One Busch Place, St. Louis MO 63118; U.S.A.

         William P. Stiritz, Director of BBI; Chairman of the Board and Chief Executive Officer, Ralston Purina Company, a food products and processing and animal foods company; Checkerboard Square, Tower Building 15T, St. Louis MO 63164; U.S.A.

         Albert E. Suter, Director of BBI; Senior Vice Chairman of the Board and Chief Operating Officer, Emerson Electric Co., a manufacturer of electrical and electronic products; 8000 West Florissant Ave., St. Louis MO 63136; U.S.A.

         Dwight D. Sutherland, Director of BBI; Partner, Sutherland Lumber Company, a retailer of lumber and building materials, 4000 Main Street, Kansas City, MO 64111; U.S.A.

         Theodore C. Wetterau, Director of BBI; Retired Chairman of the Board and Chief Executive Officer of Wetterau Incorporated, Retired Vice Chairman of the Board and Director of SuperValu Inc.; Principal, Wetterau Associates, a private investment company, 1401 South Brentwood Blvd., Suite 760, St. Louis MO 63144; U.S.A.

         John M. Brennan, Executive Vice President of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         J. Robert Brubaker, Executive Vice President and Senior Operations Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Gregory L. Curl, Executive Vice President of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Alfred S. Dominick, Jr., Executive Vice President -- Retail Banking of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         James W. Kienker, Executive Vice President and Chief Financial Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Phillip E. Peters, Executive Vice President and Chief Investment Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Philip N. McCarty, Senior Vice President and Secretary of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 18 of 50 Pages

                                   SCHEDULE II

                     Directors and Executive Officers of BTC

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI or BTC), and citizenship of each of the directors and executive officers of BTC:

         Howard F. Baer, Director of BTC; Private Investor, 232 N. Kingshighway, Suite 504, St. Louis MO 63108; U.S.A.

         Clarence C. Barksdale, Director of BTC; Vice Chairman, Washington University, 1130 Hampton Avenue, St. Louis MO 63139; U.S.A.

         John B. Biggs, Jr., Director of BTC; Senior Vice President, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         Gerald D. Blatherwick, Director of BTC; Retired Vice Chairman - Human Resources and Corporate Communications - Southwestern Bell Corporation, 26 Fordyce Lane, St. Louis MO 63124; U.S.A.

         Stephen F. Brauer, Director of BTC; President, Hunter Engineering Company, an engineering company; 11250 Hunter Drive, Bridgeton, MO 63044; U.S.A.

         Mary Leyhe Burke, Ph.D., Director of BTC; Head of School, Whitfield School; a private secondary school; 175 South Mason Road, St. Louis MO 63141; U.S.A.

         George K. Conant, Director of BTC; President, Tri-Star Supply Inc.; a building materials company; 10435 Baur Boulevard, St. Louis MO 63132; U.S.A.

         Andrew B. Craig, III, Director of BTC; Chairman, President & Chief Executive Officer, BBI; U.S.A.

         B.B. Culver, Jr., Director of BTC; Private Investor, Room 1030, Pierre Laclede Building, 7701 Forsyth Boulevard, St. Louis MO 63105; U.S.A.

         Donald Danforth, Jr., Director of BTC; Chairman, Vector Corporation, an equipment manufacturer; 700 Corporate Park Drive, Suite 330, St. Louis MO 63105; U.S.A.

         Martin E. Galt, III, Director of BTC; President, BTC; U.S.A.

         A. William Hager, Director of BTC; Chairman of the Board, Hager Hinge Company; a hinge manufacturing company; 139 Victor Street, St. Louis MO 63104; U.S.A.

         Samuel B. Hayes, III, Director of BTC; Vice Chairman of BBI; Chairman of the Board, President & Chief Executive Officer, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 19 of 50 Pages

         Robert E. Kresko, Director of BTC; Retired Partner, Trammell Crowe Company, a real estate development company; Pierre Laclede Center, 7701 Forsyth Blvd., Suite 680, St. Louis MO 63105; U.S.A.

         John Peters MacCarthy, Chairman and Chief Executive Officer of BTC; Vice Chairman of BBI; U.S.A.

         James S. McDonnell III, Director of BTC; Retired Vice President, McDonnell Douglas Corporation; 40 Glen Eagles Drive, St. Louis MO 63124; U.S.A.

         John B. McKinney, Director of BTC; President & Chief Executive Officer, Laclede Steel Company; a steel manufacturer; One Metropolitan Square, 15th Floor, St. Louis MO 63102; U.S.A.

         Reuben M. Morriss, III, Vice Chairman and Director of BTC; U.S.A.

         William C. Nelson, Director of BTC; Chairman, President & Chief Executive Officer, Boatmen's First National Bank of Kansas City; 10th & Baltimore, P.O. Box 419038; Kansas City MO 64183; U.S.A.

         William A. Peck, M.D., Director of BTC; Executive Vice Chancellor and Dean, Washington University School of Medicine, 660 South Euclid Avenue, Box 8106, St. Louis MO 63110; U.S.A.

         W.R. Persons, Director of BTC; Retired Chairman and Chief Executive Officer, Emerson Electric Co.; 7811 Carondelet, Suite 201, St. Louis MO 63105; U.S.A.

         Jerry E. Ritter, Director of BTC; Executive Vice President, Chief Financial Officer and Administrative Officer, Anheuser-Busch Companies, Inc., a beer brewery, food products and family entertainment company; One Busch Place, St. Louis MO 63118; U.S.A.

         Louis S. Sachs, Director of BTC; Chairman, Sachs Properties, a real estate development company; P.O. Box 7104; St. Louis MO 63177; U.S.A.

         Hugh Scott, III, Director of BTC; Chairman and Chief Executive Officer, Western Diesel Services, Inc., an industrial company; 101 S. Hanley, Suite 1910, St. Louis MO 63105; U.S.A.

         Richard W. Shomaker, Director of BTC; Consultant, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         Brice R. Smith, Jr., Director of BTC; Chairman of the Board and Chief Executive Officer, Sverdrup Corporation, an engineering and design company; 13723 Riverport Drive, Maryland Heights MO 63043; U.S.A.

         Janet McAfee Weakley, Director of BTC; Chairman and Chief Executive Officer, Janet McAfee, Inc., a real estate brokerage company, 149 N. Meramec Ave., St. Louis MO 63105; U.S.A.

         Gordon E. Wells, Director of BTC; Retired Chairman of the Board, Boatmen's First National Bank of Kansas City; 3121 West 67th Terrace, Shawnee Mission, Kansas 66208; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 20 of 50 Pages

         Eugene F. Williams, Director of BTC; Retired Chairman of the Board of Centerre Trust Company of St. Louis; 515 Olive Street, Suite 1505, St. Louis MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 21 of 50 Pages

                                  SCHEDULE III

              Directors and Executive Officers of Barnickel Company

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer), and citizenship of each of the directors and executive officers of Barnickel Company:

         Genevieve J. Brown, Vice President and Director of Barnickel Company; Private Investor; 3 Indian Hill, St. Louis, MO 63124; U.S.A.

         Michael V. Janes, President, Treasurer and Director of Barnickel Company; Private Investor; 8000 Bonhomme, St. Louis, MO 63105; U.S.A.

         Fairfax F. Pollnow, Director of Barnickel Company; Real Estate Investor and President, Arbor Land Company; 300 Hunter Ave., Suite 101, St. Louis, MO 63124; U.S.A.

         John C. Sexton, Director of Barnickel Company; President, Gross & Janes Company, a manufacturer of railroad ties; 511 Rudder Rd., P.O. Box 26113, Fenton, MO 63026; U.S.A.

         V. Raymond Stranghoener, Director of Barnickel Company; Senior Vice President, General Counsel & Secretary, Boatmen's Trust Company, 100 N. Broadway, St. Louis, MO 63102; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 22 of 50 Pages

                                   SCHEDULE IV

                      Interest in Securities of the Company
               of Directors and Executive Officers of BBI and BTC

         To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC beneficially own any shares of Capital Stock of the Company except as set forth below:

        Name           Sole Voting   Shared Voting       Sole          Shared
                          Power          Power        Dispositive   Dispositive
                                                         Power          Power
- --------------------  -------------  --------------  -------------  -----------

Andrew B. Craig III       3,000*            --           3,000*           --

William E. Maritz         3,000*            --           3,000*           --







* Includes 2,000 shares deemed to be beneficially owned pursuant to stock options that are presently exercisable.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 23 of 50 Pages

                                   SCHEDULE V

                      Interest in Securities of the Company
            of Directors and Executive Officers of Barnickel Company

         To the best of the knowledge of Barnickel Company and the Trust, none of the directors or executive officers of Barnickel Company (other than Michael
V. Janes, as discussed in Item 5 above) beneficially own any shares of Capital Stock of the Company except as set forth below:

        Name           Sole Voting   Shared Voting       Sole          Shared
                          Power          Power        Dispositive   Dispositive
                                                         Power          Power
- --------------------  -------------  --------------  -------------  -----------

Genevieve J. Brown        11,946         38,490          11,946        38,490

John C. Sexton              --             100             --            100

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 24 of 50 Pages

                                   SCHEDULE VI

                     Transactions During the Past Sixty Days

Identity of           Date of       Number of  Price Per  Description of
Person                Transaction   Shares     Share      Transaction
- --------------------  ------------  ---------  ---------  ---------------------

BTC, as trustee of
private individual
trust                 2/14/94       125        $32.00     Open Market Sale

BTC, as trustee of
employee benefit
plan                  1/18/94       1,742      $33.00     Open Market Sale

BTC, as trustee of
employee benefit
plan                  1/14/94       1,500      $33.25     Open Market Sale

BTC, as trustee of
employee benefit
plan                  1/14/94       2,000      $33.875    Open Market Sale

BTC, as trustee of
employee benefit
plan                  12/15/93      1,576      $33.00     Open Market Purchase

BTC, as trustee of
private individual
trust                 1/27/94       1,200      N/A        Appointed as
                                                          Co-Trustee